

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2013

Via E-mail
Andrew Langham, Esq.
Assistant General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

> **Re: Transocean Ltd.**
> **Preliminary Proxy Statement filed by Icahn Partners et al.**
> **Filed March 29, 2013**
> **File No. 0-53533**

Dear Mr. Langham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1. We note that Transocean is required to include the Icahn Group's nominees in the registrant's proxy materials pursuant to a procedure set forth under Swiss law. Please advise as to the applicability of Rule 14a-18 to the Icahn Group's solicitation.

2. We note that you have included the registrant's nominees on your proxy card and named the registrant's nominees in your proxy statement. Please advise us as to how you are complying with Rule 14a-4(d)(1), which allows the proxy holder to vote only for bona fide nominees, which is a person who has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(4) for the definition of bona fide

nominee. Alternatively, please advise as to how you are going to comply with the short slate rule in Rule 14a-4(d)(4).

3. Please revise the proxy statement to specifically state how each proposal will be voted if the proxy card is returned unmarked. We note that you have already included this information on the proxy card.

Agenda Item 3.2(B) Icahn Group Distribution Proposal

4. If applicable, please discuss any financial consequences to the registrant if the dividend payment is $4, rather than $2.24 per share.

Cost and Method of Solicitation

5. We note your disclosure that proxies may be solicited by mail, courier services, internet, advertising, telephone, telecopier, or in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

6. Please fill in the amount that has been incurred to date as this amount is known.

Proxy Card

7. We note that your proxy card is the same color as the registrant's proxy card. Where more than one solicitation is undertaken in connection with the same meeting, the proxies of each side should be different colors in order to avoid investor confusion and to highlight that the solicitation is contested. Please revise or advise us.

8. We note that you have disclosed that the proxy is being solicited by the Icahn Group. Please revise to also state in bold type that the proxy is not being solicited by the board.

9. Refer to the third proposal. Please revise, here and in the proxy statement, to correspond to the numbering on the registrant's proxy card.

Please contact me at (202) 551-3411 with any questions you may have.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions